SE [barcode] ION

17008533

SEC Processing Section

FEB 28 2017

Washington DC 414

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-24024 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Driehaus Securities LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**25 East Erie Street**
(No. and Street)

| **Chicago** | **Illinois** | **60611** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Michelle L. Cahoon** **(312)-587-3800**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**
((Name – *if individual, state last, first, middle name*))

| **155 N. Wacker Drive** | **Chicago** | **Illinois** | **60606** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

# OATH OR AFFIRMATION

I, Michelle L. Cahoon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Driehaus Securities LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
Kathleen R Hanrahan
Notary Public, State of Illinois
My Commission Expires 2/2/2019

Signature

Managing Director, Treasurer and CFO
Title

Kathleen R Hanrahan
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Determination of Reserve Requirements Pursuant Rule 15c3-3.
- ☐ (i) Statement Regarding the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Driehaus Securities LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2016

## Contents

EY
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Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
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## Report of Independent Registered Public Accounting Firm

To the Members of
Driehaus Securities LLC

We have audited the accompanying statement of financial condition of Driehaus Securities LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Driehaus Securities LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2017

# Driehaus Securities LLC

## Statement of Financial Condition

December 31, 2016

| | | |
|---|---|---|
| ASSETS: | | |
| Cash and cash equivalents | $ | 7,192,713 |
| Due from affiliates | | 2,539,552 |
| Prepaid expenses | | 35,150 |
| Total assets | $ | 9,767,415 |
| | | |
| LIABILITIES AND MEMBERS' EQUITY: | | |
| LIABILITIES: | | |
| Accounts payable and accrued liabilities | $ | 1,493,129 |
| Total liabilities | | 1,493,129 |
| | | |
| MEMBERS' EQUITY: | | 8,274,286 |
| Total liabilities and members' equity | $ | 9,767,415 |

*See accompanying notes.*

Driehaus Securities LLC

Notes to Statement of Financial Condition

December 31, 2016

## 1. Organization and Significant Accounting Policies

Driehaus Securities LLC (the Company) is a Delaware limited liability company organized on October 5, 2005. The Company is the surviving entity of a merger on January 1, 2006, with Driehaus Securities Corporation, a Delaware S-Corporation organized on June 22, 1979. The Company's members are Driehaus Capital Holdings LLLP and RHD Holdings LLC. The Company is a registered limited purpose broker-dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as the distributor of the Driehaus Mutual Funds and Driehaus limited partnerships and provides marketing and placement services to its affiliate, Driehaus Capital Management LLC (DCM), a registered investment adviser, in connection with private funds and other investment products advised by DCM.

The following is a summary of significant accounting policies followed by the Company in the preparation of its statement of financial condition.

a. The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

b. Cash equivalents consist of money market mutual funds valued at reported net asset value.

c. The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

The Company is subject to fair value accounting standards that define fair value, establish the framework for measuring fair value, and provide a three-level hierarchy for fair valuation based upon the inputs to the valuation as of the measurement date.

## 1. Organization and Significant Accounting Policies (continued)

The three levels of the fair value hierarchy are as follows:

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the Company's fair value hierarchy for financial instruments valued at fair value as of December 31, 2016:

| Valuation Inputs | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash equivalents: | | | | |
| Money market mutual funds | $6,539,058 | $ – | $ – | $6,539,058 |

There were no Level 3 assets and no transfers between levels during the year ended December 31, 2016.

## 2. New Accounting Pronouncement

In August 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-15, *Presentation of Financial Statements - Going Concern (Subtopic 205-40)* (ASU 2014-15). The pronouncement outlines management's responsibility regarding assessment of the Company's ability to continue as a going concern, even if the Company's liquidation is not imminent. Under this guidance, during each period in which the statement of financial condition is prepared, management needs to evaluate whether there are conditions or events that, in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern within one year after the date the statement of financial condition is available for issuance.

## 2. New Accounting Pronouncement (continued)

Substantial doubt exists if these conditions or events indicate that the entity will be unable to meet its obligations as they become due. If such conditions or events exist, management should develop a plan to mitigate or alleviate these conditions or events. Regardless of management's plan to mitigate, certain disclosures must be made in the statement of financial condition if substantial doubt exists. The Company has adopted the provisions of ASU 2014-15 for the year ended December 31, 2016. Management has determined there is not a material impact on the Company's statement of financial condition.

## 3. Income Taxes

The Company is considered a partnership for federal income tax purposes. Therefore, no provision for federal income taxes has been made because the taxable income or loss of the Company is included in the income tax returns of the members.

The Company is subject to Illinois state replacement tax at a rate of 1.5% of its taxable income. However, because both of the Company's members are themselves subject to Illinois state replacement tax, the Company has no Illinois state replacement tax liability, and no provision for state replacement taxes has been made.

FASB's Accounting Standards Codification (ASC) 740, *Income Taxes* (Tax Statement), requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company has evaluated all tax positions and has determined that no liability for tax or related interest and penalties is required to be recorded in the statement of financial condition as of December 31, 2016. In addition, no such liabilities are expected in the next 12 months. The Company files tax returns with the U.S. Internal Revenue Service and the state of Illinois. The tax years 2013 through 2016 remain subject to examination by taxing authorities.

## 4. Related Parties

Richard H. Driehaus is the chairman of the Company. Richard H. Driehaus is also the chairman and chief investment officer of DCM. The Company and DCM have entered into an Expense Allocation Services Agreement (Agreement) whereby the Company provides marketing and placement services to DCM.

**4. Related Parties (continued)**

For these services, DCM compensates the Company based on industry rates and practices for comparable services but in an amount that is no less than the direct expenses and any shared expenses, as outlined in the Agreement dated January 1, 2011, allocated by DCM to the Company. At December 31, 2016, there were receivables due from DCM of $1,093,000 for those marketing and placement services included in due from affiliates on the statement of financial condition.

The Company pays fees to intermediaries who provide shareholder administrative and/or sub-transfer agency services to the Driehaus Mutual Funds. The Company is fully reimbursed for these fees under the terms of two agreements: (i) a fee reimbursement agreement under which certain Driehaus Mutual Funds reimburse the Company for certain service fees and (ii) the Agreement with DCM. At December 31, 2016, the amount receivable from Driehaus Mutual Funds and DCM was $445,296 and $1,001,256, respectively. These amounts are included in due from affiliates on the statement of financial condition.

Per the Agreement, DCM provides to the Company certain services, facilities, equipment, and personnel necessary for the operation of the Company's business, in addition to office space and associated services. Expenses for these services are allocated between the Company and DCM as outlined in the Agreement. At December 31, 2016, there were no payables due to DCM for these shared expenses.

**5. Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l). Under the Rule, the Company is required to maintain minimum net capital equal to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change daily. At December 31, 2016, the Company had net capital of $5,568,803, which was $5,469,261 in excess of its required net capital of $99,542. At December 31, 2016, the percentage of aggregate indebtedness to net capital was 27%.

The net capital rules may effectively restrict the payment of equity withdrawals.

**6. Subsequent Events**

Management has evaluated events or transactions through the date the statement of financial condition was available to be issued, and has determined there are no subsequent events that require recognition or disclosure in the statement of financial condition.